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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Levcor International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.56 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   52729D102
                                   ---------
                                 (CUSIP Number)

                                Edward H. Cohen
                              Rosenman & Colin LLP
                  575 Madison Avenue New York, New York 10022
                                 (212)940-8800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 29, 1998
                                 --------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 52729D102                              Page  2  of  4  Pages
-------------------                              ---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rosenman & Colin LLP                 Employer I.D.#13-1662112
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|

                                                                      (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00 See Item 3
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     State of New York
--------------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER
SHARES
                    82,250 shares
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
                    0
               _________________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER
REPORTING
                    82,250 shares
               _________________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     82,250 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 52729D102                              Page  3  of  4  Pages
-------------------                              ---------------------

     This  Amendment 1 to Schedule  13D  relates to the common  stock,  $.56 par
value  (the  "Common  Stock"),  of  Levcor   International,   Inc.,  a  Delaware
corporation (the "Issuer"), owned by Rosenman & Colin LLP ("Rosenman").

Item 3      Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

     On February 11, 1998, Rosenman acquired 10,000 shares of Common Stock in lieu of cash and in exchange for approximately $5,000, in the aggregate, of legal services rendered by Rosenman to the Issuer.

     On April 14, 23, 27 and 29,  1998,  Rosenman  disposed  of 20,000,  20,000,
5,000 and 5,000 shares of Common Stock in open market transactions at prices of 2 1/2, 2 5/8, 2 5/8 and 2 5/8 per share, respectively

     As a result of the foregoing, the percentage of issued and outstanding Common Stock that Rosenman owns is less than 5%.

 Item 5:     Interest in Securities of the Issuer.
             ------------------------------------

     As of April 30, 1998, Rosenman beneficially owns 82,250 shares of Common Stock, or approximately 4.744% of the Common Stock, based on 1,733,499 shares of Common Stock issued and outstanding as of such date as reported by the Issuer.

CUSIP NO. 52729D102                              Page  4  of  4  Pages
-------------------                              ---------------------

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 30, 199


                                   ROSENMAN & COLIN LLP


                                    By: /s/    Edward H. Cohen
                                    --------------------------
                                    Name:    Edward H. Cohen